KAYDON CORPORATION
315 East Eisenhower Parkway, Suite 300
Ann Arbor, Michigan 48108

January 19, 2005

VIA EDGAR AND FAX
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Lesli Sheppard, Esq.

Re:	Kaydon Corporation Registration Statement on Form S-3 Registration No. 333-121906

Dear Ms. Sheppard:

     We refer to the Registration Statement on Form S-3 (Registration Statement No. 333-121906) of Kaydon Corporation, a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on January 7, 2005, as amended.

     The Company hereby requests acceleration of the effectiveness date of the Registration Statement so that it may become effective at 12:00 noon on Wednesday, January 19, 2005, or as soon thereafter as practicable.

     The Company acknowledges that (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (b) the action of the Commission or the staff, acting pursuant to delegate authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing, and (c) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding the foregoing, please call Brendan J. Cahill of Dykema Gossett PLLC at (248) 203-0721 or Paul Rentenbach at (313) 568-6973.

Sincerely,

KAYDON CORPORATION

/s/ Peter C. DeChants

By:	Peter C. DeChants Vice President